TASEKO MINES LIMITED
YEAR ENDED SEPTEMBER 30, 2004

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.1 Date

This Management Discussion and Analysis ("MD&A") should be read in conjunction with the audited financial statements of Taseko Mines Limited ("Taseko", or the "Company") for the year ended September 30, 2004.

This MD&A is prepared as of February 8, 2005. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

1.2 Overview

Taseko Mines Limited ("Taseko" or the "Company") is a mineral exploration and mining company with three projects located in British Columbia, Canada. These are the Gibraltar copper mine and two exploration projects: the Prosperity gold-copper project and the Harmony gold project.

In 2004, the Company focused on pre-production activities at the Gibraltar mine. The restart plan called for six months of pre-production mining and mill commissioning activities. This was revised to a four month plan that included pre-production mining and refurbishing the crushing and milling facilities, but focussing on copper circuit. Re-start of the operation took place subsequent to the fiscal year end in October 2004.

On October 4, 2004, Taseko began trading on the American Stock Exchange under the symbol “TGB”. Also in October, two new independent directors joined the Board. David Elliott, CA, has a strong and diverse background as a public accountant and corporate executive. Wayne Kirk is an attorney with extensive experience in public practice and also as in-house counsel to companies within the mining sector.

Gibraltar mine

The Gibraltar mine is a 35,000 tonnes per day mine and mill facility, which has had a successful 27-year operating history, and which had been maintained on a standby basis for five years, awaiting higher copper prices. With the improvement in copper markets, the Company raised approximately $18.6 million to fund the restart of the Gibraltar mine.

Planning for restart took place in the first and second quarters of fiscal 2004. An independent review of the capital and operating costs and mineral reserves and resources was completed by Roscoe Postle and Associates (“RPA”) in the third quarter. There was no significant change in the reserves from the audit of the estimates that had been carried out by RPA in December 1998 when the mine was closed.

TASEKO MINES LIMITED
YEAR ENDED SEPTEMBER 30, 2004

MANAGEMENT'S DISCUSSION AND ANALYSIS

Under the Gibraltar mine plan, 163.5 million tons (148 million tonnes) of sulphide material is to be extracted over 12 years, producing an estimated average of 70 million pounds (31,750 tonnes) of copper and 980,000 pounds (450 tonnes) of molybdenum per year in concentrate. A 10 million pound (4,550 tonnes) per year solvent extraction-electrowinning plant is available to produce copper cathode from oxide mineralization when accessed.

Taseko received approval for the mine plan from the British Columbia Ministry of Energy and Mines on June 1, 2004. Personnel were mobilized to site in late May to accelerate preparations for restart. One shovel, three haul trucks and one drill were re-commissioned and put into operation, culminating in the commencement of pre-development work in the Pollyanna Pit on June 10. Between June and September 30, 2004, approximately 5.56 million tons (5.05 million tonnes) of overburden material was stripped to expose Pollyanna mineralization.

Maintenance on other mining equipment and refurbishment of site facilities was carried out concurrently with the pre-development activities. First, water, air and lighting infrastructure was re-established and electrical systems tested and commissioned in the mill, then maintenance of the major crushing, grinding and flotation circuits began. Copper circuit operations in the mill were initiated subsequent to the end of the fiscal year in October.

The mining and construction industry suffered from equipment shortages and delays in delivery 2004, and Gibraltar’s experience was similar. New mining equipment, including five mine-haul trucks and a P&H 2800XPB shovel, arrived at site commencing in July and continuing through October and then was assembled. Late delivery of this equipment, however, delayed some pre-stripping and mining activities. The majority of the equipment was in operation when the copper concentrator was restarted subsequent to year end in October.

During pre-stripping, 600,000 tons (545,000 tonnes) of additional ore was encountered near surface. This oxidized material was processed once the copper concentrator was restarted in the first fiscal quarter.

In fiscal 2003, the Company developed, in partnership with the Cariboo Regional District, a community landfill at the Gibraltar site. The landfill operates in an area where mining is completed. To October 2004, the Gibraltar Landfill had been in full operation for twelve months.

The Company shipped its first copper concentrate in early December. Upgrading of the molybdenum circuit and copper cleaner circuit was initiated in October. Commissioning of the molybdenum circuit is expected to be completed in the second quarter of fiscal 2005.

Gibraltar-Ledcor Joint Venture

In May 2004, Taseko and Ledcor CMI Ltd. (“Ledcor”) signed a framework agreement whereby re-commissioning and operation of the Gibraltar mine would proceed as a joint venture. In September, Taseko and Ledcor concluded a Joint Venture Operating Agreement (“the Joint Venture”). Taseko (through its wholly owned operating subsidiary Gibraltar Mines Ltd., “Gibraltar”) has an 85% interest in the residual profits of the Joint Venture (i.e. profits after payment of usage fees to the participants for contributed assess and services) and Ledcor has a 15% interest in the residual profits. The Joint Venture holds rights to operate the mine as well as leases on certain mining equipment such as a mechanical shovel and trucks, but the mill and other mine assets, including mineral titles, belong to Gibraltar. The Joint Venture pays usage fees to each of Gibraltar and Ledcor for use of their respectively contributed

TASEKO MINES LIMITED
YEAR ENDED SEPTEMBER 30, 2004

MANAGEMENT'S DISCUSSION AND ANALYSIS

assets as well as for services that they contribute to the Joint Venture. Taseko is responsible for concentrate sales, off-site activities and certain aspects of administration and Ledcor is responsible for on-site operations and Ledcor, as Operator of the Joint Venture, has primary responsibility for carrying out mining and milling activities as well as recruitment of personnel and maintenance of the equipment and facilities. Over 250 people are currently employed at the mine.

As part of its contributions to the joint venture, Ledcor provided important lease financing guarantees to third parties that allowed for a timely acquisition of the new shovel and five new mine-haul trucks valued at US$18.3 million ($22.0 million).

Labour Relations Board

The Company and its former union, the National Automobile, Aerospace, Transportation and General Workers Union of Canada (the “CAW”), appeared before the British Columbia Labour Relations Board (“LRB”), which ruled on June 29, 2004 (the “Original Decision”) that the Company was entitled to contract with Ledcor to commission and start up the Gibraltar mine. Further, the LRB ruled that once the majority of workers on the Gibraltar site consist of the longer term mining and mill operating personnel, a vote would be held to determine which union would represent those employees – the CAW, or the Christian Labour Association of Canada (“CLAC”), which represent Ledcor’s employees. Ledcor has a labour agreement in place with CLAC.

The CAW applied for leave and reconsideration of the Original Decision, on the basis that the joint venture formed to operate the Gibraltar mine has not proceeded in a manner represented to the original LRB panel. A representation vote was held on November 15 and 16, 2004, but before the vote can be counted, the LRB must be satisfied that the terms of the JV Agreement have been implemented and the necessary elements of a successorship have been established. The ballot boxes were ordered sealed by the LRB, and the original LRB panel, pending those determinations, will decide whether the vote results will be counted.

A series of submissions were made by the unions and the JV in December 2004 and January 2005. On February 16, 2005, the LRB ruled that the Taseko-Ledcor JV had proceeded as represented to the original LRB panel and that Taseko-Ledcor is the successor employer at Gibraltar. As a result, the ballots will be counted to determine which union will represent the employees.

Series A non-voting redeemable preferred shares

In October 2001, the Company’s subsidiary Gibraltar Mines Ltd. (“Gibraltar”) completed an arrangement agreement with Continental Minerals Corporation ("Continental"), which are British Columbia companies with certain management and directors in common with the Company. Under the terms of the arrangement agreement, among other things, Gibraltar paid $2.23 million cash and issued to Continental, 12,483,916 series A non-voting redeemable preferred shares in exchange for Continental’s interest in the Harmony Gold Project.

Gibraltar is obligated to redeem the series A preferred upon the sale of all or substantially all (80%) of the Harmony Gold Property (excluding options or joint ventures which do not result in the certain or immediate transfer of 80% of Gibraltar’s interest in the Harmony Gold Property), or upon the commencement of commercial production at the Harmony Gold Property (an “HP Realization Event”). Upon the occurrence of an HP Realization event, Gibraltar must redeem Gibraltar preferred shares by

TASEKO MINES LIMITED
YEAR ENDED SEPTEMBER 30, 2004

MANAGEMENT'S DISCUSSION AND ANALYSIS

distributing that number of Taseko common shares (“Taseko Shares”) equal to the paid-up amount (as adjusted) divided by a deemed price per Taseko Share, which will vary dependent on the timing of such HP Realization Event. At September 30, 2004, the paid up amount was approximately $62.77 million and the conversion rate was $4.39 per Taseko Share.

Market Trends

Copper prices strengthened throughout 2004. The average price for the year was about US$1.30 per pound, compared to US$0.81 per pound in 2003.

The price of molybdenum oxide also increased from US$7.60 per pound early in 2004 to US$34.00 per pound by calendar year end, averaging US$16.88 per pound for the year, well above its long term price of US$4.00 per pound.

Gold prices continued an overall uptrend in 2004. The average gold price for 2004 was US$410 per ounce, compared to US$364 per ounce in 2003.

The Company is subject to currency exchange rate risk. The prices of copper and molybdenum oxide are denominated in United States dollars and, accordingly, the Company’s revenues will be received in United States dollars. The Company’s operations are almost entirely paid for in Canadian dollars, which has recently shown strength against the United States dollar. The further strengthening in the Canadian dollar, if it continues, will negatively impact the profitability of the Company’s mining operations.

TASEKO MINES LIMITED
YEAR ENDED SEPTEMBER 30, 2004

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.3 Selected Annual Information

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and are expressed in Canadian dollars except common shares outstanding.

	As at	As at	As at
	September 30	September 30	September 30
Balance Sheet	2004	2003	2002
Current assets	$20,341,400	$6,110,155	$2,761,936
Mineral properties	3,000	28,813,296	28,813,296
Other assets	121,579,070	26,311,460	28,735,049
Total assets	141,923,470	61,234,911	60,310,281

Current liabilities	40,179,912	3,851,136	7,038,456
Other liabilities	101,807,000	32,700,000	32,700,000
Shareholders’ equity (deficit)	(63,442)	24,683,775	20,571,825
Total shareholders’ equity & liabilities	141,923,470	61,234,911	60,310,281

	Year ended	Year ended	Year ended
	September 30	September 30	September 30
Operations	2004	2003	2002
Conference and travel	$93,071	$43,398	$44,429
Consulting	251,790	178,104	133,672
Corporation taxes	45,352	76,135	577,228
Depreciation	723,249	711,170	714,065
Exploration	4,457,600	2,029,529	2,071,885
Interest and finance charges	499,294	201,942	507,790
Legal, accounting and audit	458,238	169,356	334,492
Office and administration	599,450	292,853	247,061
Premium paid for acquisition of Gibraltar
Reclamation Trust Limited Partnership	5,095,249	–	–
Property investigation	141,067	–	–
Refinery project	–	500,000	1,698,826
Restart project	14,982,008	–	–
Shareholder communication	657,342	74,687	90,835
Trust and filing	88,530	21,113	36,802
Interest and other (income)	(5,154,209)	(721,480)	(551,842)
Gain on sale of property, plant and equipment	–	(131,638)	(1,314)
Income taxes	23,744,000	–	–
Write down of mineral property acquisition costs	28,810,296	–	600,000
Stock-based compensation	5,172,244	65,344	–
Loss for the period	80,664,571	3,510,513	6,503,929

Accretion expense	977,705	888,823	808,021

Basic and diluted loss per share	$(1.09)	$(0.09)	$(0.24)

Weighted average number of
common shares outstanding	75,113,426	46,984,378	30,338,098

TASEKO MINES LIMITED
YEAR ENDED SEPTEMBER 30, 2004

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.4 Results of Operations

The Company’s loss for the year increased to $80.7 million in 2004 from $3.5 million in 2003. The loss arose primarily from (a) a $28.8 million write down of the Company's interest in the Harmony Gold Property, (b) an accrual of $23.7 million for taxes related to the sale of the royalty, (c) a $5.1 million premium paid to acquire all the units of the Gibraltar Reclamation Trust Limited Partnership, (d) exploration expenses of $4.5 million, and (e) expenses totaling $15.0 million related to the restart of the Gibraltar mine.

Management does not believe there has been a fundamental change in the nature of the Harmony Gold Property; however, during the year, the Harmony Gold Property was written down to a nominal value of $1,000. Accounting rules require that the Company must write down its investment in the property if it has not conducted significant exploration or development on the property in the last several years.

The Company has accrued a tax provision of a subsidiary company of $23.7 million in the accompanying financial statements. This provision reflects an amount which management believes is less than likely of ever becoming payable. The subsidiary has a June 30, 2005 taxation year end. Prior to making its ultimate tax calculations, the subsidiary will consider tax planning strategies which might be put in place subsequent to the Company's financial reporting date of September 30, 2004. In addition, the subsidiary would exhaust all appeals if any taxes were actually assessed against the subsidiary. The amount represents a potential liability which has been recognized in a conservative manner in accordance with Canadian generally accepted accounting principles. It does not represent a payable amount based on any filed, or expected to be filed, tax return. It does not arise from a transaction in any completed taxation year, nor has any taxation authority assessed the amount or any portion thereof as payable.

The Company issued approximately 8 million common shares at $2.79 per share for total consideration of $22.23 million to acquire all of the units of the Gibraltar Reclamation Trust Limited Partnership, which resulted in a non-cash accounting loss of $5.1 million.

Of the $4.5 million in exploration expenditures, $4.3 million was spent on Gibraltar, and the remainder spent on the Prosperity Project and the Harmony Project. The expenditures include the cost of standby care and maintenance and exploratory drilling activities at Gibraltar, as well as routine ongoing costs for environmental monitoring, property assessment and claim fees, and mine planning studies for Prosperity and Harmony. The drilling costs included in exploration include the cost of exercising the Company’s right to purchase the interest in the Gibraltar exploration lands earned by Northern Dynasty Minerals Ltd. and Rockwell Ventures Inc.

Consulting, legal, and office costs increased as a result of legal and labour matters related to the restart of the Gibraltar mine. Shareholder communications also increased as a result of the Company's drive to restart the mine. Trust and filing fees increased as a result of the Company earning a listing on the American Stock Exchange.

TASEKO MINES LIMITED
YEAR ENDED SEPTEMBER 30, 2004

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.5 Summary of Quarterly Results

The following summary is presented in Canadian dollars except common shares outstanding.

	Sep 30,	Jun 30,	Mar 31,	Dec 31,	Sep 30,	Jun 30,	Mar 31,	Dec 31,
	2004	2004	2004	2003	2003	2003	2003	2002
Current assets	20,341,400	22,503,985	31,197,299	12,393,240	6,110,155	6,931,542	4,590,814	5,817,311
Mineral properties	3,000	28,813,296	28,813,296	28,813,296	28,813,296	28,813,296	28,813,296	28,813,296
Other assets	121,579,070	37,453,575	29,025,131	26,258,435	26,311,460	26,232,419	26,069,484	26,355,556
Total assets	141,923,470	88,770,856	89,035,726	67,464,971	61,234,911	61,977,257	59,473,594	60,986,163

Current liabilities	40,179,912	4,082,614	1,411,538	3,786,070	3,851,136	3,490,173	3,571,875	4,053,587
Other liabilities	101,807,000	32,700,000	32,700,000	32,700,000	32,700,000	32,700,000	32,700,000	32,700,000
Shareholders’ equity	(63,442)	51,988,242	54,924,188	30,978,901	24,683,775	25,787,084	23,201,719	24,232,576
Total shareholders’ equity and liabilities	141,923,470	88,770,856	89,035,726	67,464,971	61,234,911	61,977,257	59,473,594	60,986,163

Expenses:
Conference and travel	11,689	19,062	22,051	40,269	4,449	12,492	6,962	19,495
Consulting	56,450	94,875	(10,462)	110,927	30,118	40,309	58,011	49,666
Corporation taxes	14,184	20,000	11,168	–	101,308	(44,911)	11,594	8,144
Deprecation	181,430	181,434	180,407	179,978	179,559	176,617	176,617	178,377
Exploration	(2,587,961)	3,939,477	975,538	2,130,546	607,301	449,458	687,681	285,089
Interest and finance charges	18,138	452,616	9,201	19,339	124,213	25,952	28,590	23,187
Laboratory and other
services	732,054	–	–	(732,054)	–	–	–	–
Legal, accounting and audit	325,567	92,940	22,913	16,818	40,526	53,960	18,272	56,598
Office and administration	88,512	199,224	189,976	121,738	98,580	78,827	63,676	51,770
Premium paid for GRTLP	–	–	5,095,249	–	–	–	–	–
Property investigation	4	–	–	141,063	(47,805)	37,071	10,734	–
Refinery project	–	–	–	–	–	500,000	–	–
Restart project	14,982,008	–	–	–	–	– 500,000	–	–
Salaries and benefits	–	–	–	–	–	–	–	–
Shareholder
communications	34,142	18,694	530,704	73,802	7,833	4,223	39,104	23,527
Trust and filing	53,052	13,842	17,241	4,395	1,250	8,421	10,698	744
Interest and other (income)	(4,464,851)	(228,670)	(325,399)	(135,289)	(129,811)	(353,537)	64,623	(302,755)
Gain on sale of property
plant and equipment	–	–	–	–	–	–	(131,638)	–
Income taxes	23,744,000	–	–	–	–	–	–	–
Write down of mineral
property acquisition costs	28,810,296	–	–	–	–	–	–	–
Stock-based compensation	2,035,178	1,526,084	296,686	1,314,296	65,344	–	–	–
Loss for the period	64,033,892	6,329,578	7,015,273	3,285,828	1,082,865	988,882	1,044,924	393,842

Accretion expense on
convertible debenture	245,431	244,091	242,752	245,431	888,823	–	–	–

Basic and diluted loss per
share	(0.74)	(0.08)	(0.10)	(0.06)	(0.04)	(0.02)	(0.02)	(0.01)

Weighted average number
of common shares
outstanding (thousands)	87,368	71,384	65,005	57,481	46,984	44,660	40,173	34,057

TASEKO MINES LIMITED
YEAR ENDED SEPTEMBER 30, 2004

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.6 Liquidity

Historically Taseko’s sole source of funding was the sale of equity securities for cash primarily through private placements to sophisticated investors and institutions. As a consequence of the acquisition of the Gibraltar mine in 1999, Taseko received funding pursuant to a $17 million non-interest-bearing convertible debenture financing by Boliden Westmin (Canada) Ltd. Taseko has the right and the intention to convert the debenture into common shares. Accordingly, under Canadian accounting standards, the $17 million debenture is classified as equity on the Company's balance sheet.

Reclamation deposits totaling approximately $17.6 million including interest, are to be used at a later date for reclamation purposes at Gibraltar, Prosperity and Harmony.

The reclamation liability of $32.7 million is secured by reclamation deposits and plant and equipment. The $26.6 million liability shown as tracking preferred shares of subsidiary, Gibraltar, is the net book value of 12,483,916 shares issued as part of the cost to acquire the Harmony gold project. As Taseko has the right and the intention to settle these preferred shares with common shares of the Company, they have been included in shareholders’ equity on the balance sheet.

At September 30, 2004, Taseko had a working capital deficiency of approximately $19.8 million, as compared to positive working capital of $18.4 million at the end of the previous quarter, and $2.3 million at the end of the same period in 2003. The decrease in working capital from the end of the previous quarter was principally a result of deposits made for the purchase of a mining shovel and for five mine haul trucks as well as an accrual for taxes.

The Company has accrued a tax provision of a subsidiary company of $23.7 million in the accompanying financial statements. Although management believes it is less than likely that this amount ever becoming payable, a liability has been recognized in a conservative manner in accordance with Canadian generally accepted accounting principles. It does not represent a payable amount based on any filed, or expected to be filed, tax return. It does not arise from a transaction in any completed taxation year, nor has any taxation authority assessed the amount or any portion thereof as payable. Accordingly there is no immediate impact on liquidity.

Management anticipates that revenues from copper and molybdenum sales along with the funds from a yet to be completed $7.5 million financing announced in February 2005, will be sufficient to cover operating costs and working capital during 2005.

1.7 Capital Resources

In March 2004, the Company entered into an agreement to purchase a mining shovel for approximately US$10.1 million, which was completed by September 30, 2004.

In May 2004, the Company entered into an agreement to purchase five mining trucks for approximately US$8.2 million, of which US$4.9 million had been paid to September 30, 2004. Subsequent to September 30, 2004, the Company entered into arrangement with Ledcor whereby the shovel and trucks were sold to a third party leasing company. Ledcor has leased the equipment and will be reimbursed, at Ledcor’s cost, as consideration for making the equipment available to the joint venture in order to facilitate the operation of the Gibraltar mine.

TASEKO MINES LIMITED
YEAR ENDED SEPTEMBER 30, 2004

MANAGEMENT'S DISCUSSION AND ANALYSIS

The Company has a $2 million operating line of credit with a Canadian chartered bank at an interest rate of prime, due on demand, with no fixed terms of repayment. As at September 30, 2004, $1.86 million was outstanding under this line of credit.

As of the date of this MD&A, the Company had approximately 16.7 million warrants outstanding, of which approximately 12.8 million were in-the-money. No assurance can be given that these warrants will be exercised. Certain of these warrants are subject to an accelerated expiry provision upon notice by the Company if the closing market price of the Company's shares exceeds $1.50 for 10 consecutive trading days. Although this was achieved for a short period, the Company has chosen not to give notice due to variable market conditions, but maintains its right to do so in the future.

1.8 Off-Balance Sheet Arrangements

Gibraltar Engineering Services Limited Partnership

In January 2002, Taseko announced that it would acquire GESL Partnership, and acquired a 38% initial position in these assets, comprising primarily of technology rights, during fiscal 2002. In the third quarter of fiscal 2003, the Company acquired the remaining business of the GESL Partnership under a plan of arrangement. This transaction resulted in a reduction of certain liabilities by $3 million and consolidated the Company’s 100% ownership of the copper refinery engineering business held by the GESL Partnership.

Gibraltar Reclamation Trust Limited Partnership

On December 31, 2003, the Company reached agreements with Gibraltar Reclamation Trust Limited Partnership (the “GRT Partnership”), a largely arm’s-length private Vancouver-based mining investment partnership which completed a financing to raise proceeds of $18.6 million to partially fund a planned restart of the Gibraltar copper mine. As part of the financing the GRT Partnership entered into a Joint Venture arrangement with Gibraltar Mines Ltd. to proceed towards restarting the Gibraltar open pit copper mine. Gibraltar Mines Ltd., as its contribution to the Joint Venture, agreed to contribute the use of its mine assets and fund the start-up expenses of the Gibraltar mine, and the GRT Partnership funded a qualifying environmental trust (“QET”) with the $18.6 million, which has allowed Gibraltar to access other funds currently held by the Government of British Columbia as a security for the mine’s environmental reclamation obligations. Under the Joint Venture agreement, the GRT Partnership became entitled to certain revenues or production share from the Gibraltar mine following the resumption of production.

To facilitate the start-up transactions, five directors and officers of the Company personally guaranteed certain obligations (each as to one fifth) to third parties on behalf of the Company to the extent of $4.5 million. In consideration of the guarantee, they each received compensation equal to 10% of the amount guaranteed, calculated as 45,000 shares having a value of $2.00 each.

In March 2004 Taseko elected to exercise its call rights for the GRT Partnership and issued 7,967,742 shares valued at $2.79 each. Certain directors and officers participated as investors in the GRT Partnership in the aggregate amount of $1,300,000, or about 8% of the financing. These directors and officers received shares as a consequence of Taseko exercising the call right. The acquisition of the GRT Partnership provides Taseko with 100% control of those elements necessary for a mine restart decision and will eliminate the royalty entitlement held by the GRT Partnership.

TASEKO MINES LIMITED
YEAR ENDED SEPTEMBER 30, 2004

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.9 Transactions with Related Parties

Hunter Dickinson Inc. (“HDI”) carries out investor relations, geological, corporate development, administrative and other management activities for, and incurs third party costs on behalf of the Company. Taseko reimburses HDI on a full cost-recovery basis.

Costs for services rendered by HDI to the Company increased to $807,000 in fiscal 2004 as compared to $254,000 in fiscal 2003, primarily related to the increased activity of the Company.

To facilitate the startup of the Gibraltar mine, certain directors and officers of the Company personally guaranteed certain obligations on behalf of the Company, for which they each received 45,000 shares of the Company (see item 1.8 above).

Certain directors and officers participated as investors in the GRT Partnership in the aggregate amount of $1.3 million (see item 1.8 above).

Tom Milner Enterprises Inc. is a private company controlled by a director of the Company that provides consulting services to the Company. During the year ended September 30, 2004, the Company paid approximately $115,000 to this private company.

1.10 Fourth Quarter

Results of operations

The Company’s loss increased to $64.0 million from $6.3 million in the third quarter of the year due to $13.1 million in restart expenses, a non-cash $23.7 million charge to income tax expense, and a non-cash $28.8 million write down of the Harmony Project.

A total of $13.1 million was spent on mine restart. Restart expenses of $1.9 million were incurred in the third quarter (beginning in June) but were included as exploration expenses (under site activities) in the third quarter statements. (As a result, exploration expenses have decreased from $7.1 million at the end of the third quarter to $5.2 million at year end, including a total of $44,430 spent on Prosperity and Harmony in the fourth quarter). Exploration expenditures in the fourth quarter of fiscal 2003 were $0.6 million.

The main restart expenditures were $6.4 million for stripping at the Pollyanna pit, $5.4 million for refurbishing the mill, $1.7 million for rehabilitating site infrastructure, and $0.9 million for administration.

Administrative costs in the fourth quarter were $2.8 million, an increase from $2.7 million in the fourth quarter of fiscal 2003. The increase is primarily related to a non-cash charge of $2.0 million for stock-based compensation, the accounting for which began in fiscal 2004.

1.11 Proposed Transactions

There are no proposed asset or business acquisitions or dispositions, other than those in the ordinary course, before the board of directors for consideration.

TASEKO MINES LIMITED
YEAR ENDED SEPTEMBER 30, 2004

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.12 Critical Accounting Estimates

The Company's accounting policies are presented in note 3 of the accompanying financial statements. The preparation of consolidated financial statements in accordance with generally accepted accounting principles requires management to select accounting policies and make estimates. Such estimates may have a significant impact on the financial statements. These include:

•	the estimation of mineral resources and reserves,
•	the carrying values of mineral properties,
•	the carrying values of property, plant and equipment,
•	reclamation obligation, and
•	the valuation of stock-based compensation expense.

Actual amounts could differ from the estimates used and, accordingly, effect the results of operation.

Mineral resources and reserves, and the carrying values of mineral properties, and of property, plant and equipment

Mineral resources and reserves are estimated by professional geologists and engineers in accordance with recognized industry, professional and regulatory standards. These estimates require inputs such as future metals prices, future operating costs, and various technical geological, engineering, and construction parameters. Changes in any of these inputs could cause a significant change in the resources and reserves determined, which in turn could have a material effect on the carrying value of property, plant and equipment.

The carrying value of mineral properties is also dependant on the valuation used for the common shares and warrants of the Company issued for the acquisition of mineral properties. The value of the common shares issued is the price of the common shares of the Company at the date of issuance to effect the acquisition.

The carrying value of property, plant, and equipment is dependant on rates used for depreciation, which themselves are estimates.

Stock-based compensation expense

From time to time, the Company may grant share purchase options to employees, directors, and service providers. The Company uses the Black-Scholes option pricing model to estimate a value for these options. This model, and other models which are used to value options, require inputs such as expected volatility, expected life to exercise, and interest rates. Changes in any of these inputs could cause a significant change in the stock-based compensation expense charged in a period.

Reclamation obligation

The Company has an obligation to reclaim its properties, and has estimated the costs necessary to comply with existing reclamation standards. At September 30, 2004, the Company has estimated total reclamation costs to be $32.7 million for its current properties, which it has fully accrued. The estimates are reviewed both in-house and by outside consultants and government authorities

TASEKO MINES LIMITED
YEAR ENDED SEPTEMBER 30, 2004

MANAGEMENT'S DISCUSSION AND ANALYSIS

on a routine basis as to the accuracy of remaining costs to be incurred. Estimates are adjusted as necessary and reflected on a prospective basis. Changes in this estimate could cause a significant charge to the reclamation expense recorded during a period.

1.13 Changes in Accounting Policies including Initial Adoption

The Company anticipates that it will change its accounting policy, effective next year, for asset retirement obligations, in accordance with new Canadian guidance.

1.14 Financial Instruments and Other Instruments

None.

1.15 Other MD&A Requirements

1.15.1 Other MD&A Requirements

Additional information relating to the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.

1.15.2 Additional Disclosure for Venture Issuers Without Significant Revenue

Not applicable – the Company is not a "Venture Issuer".

TASEKO MINES LIMITED
YEAR ENDED SEPTEMBER 30, 2004

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.15.3 Disclosure of Outstanding Share Data

The following details the share capital structure as at February 8, 2005, the date of this MD&A. These figures may be subject to minor accounting adjustments prior to presentation in future consolidated financial statements.

		Exercise
	Expiry date	price	Number	Number
Common shares				97,120,452

Share purchase options	May 9, 2005	$ 0.38	20,000
	July 29, 2005	0.25	50,000
	September 29, 2006	0.55	2,235,000
	September 20, 2005	0.81	35,000
	September 20, 2005	1.40	68,000
	September 20, 2005	1.65	60,000
	September 20, 2006	1.40	3,580,000
	September 29, 2006	1.36	1,973,200
	September 29, 2006	1.50	10,000	8,031,200

Warrants	January 8, 2006	0.40	375,000
	December 31, 2005	0.75	4,463,335
	March 10, 2005	2.25	3,900,000
	September 28, 2006	1.40	8,000,000	16,738,335

Preferred shares redeemable into Taseko Mines Limited common shares				12,483,916

The Company's auditors have not opined on this MD&A.